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                                                                    Exhibit 99.2


[VIVENDI UNIVERSAL LOGO]


            VIVENDI UNIVERSAL CREATES VIVENDI UNIVERSAL NET USA GROUP
                          TO CONSOLIDATE WEB PROPERTIES

         - NEW COMPANY UNITES ONLINE MUSIC, GAMES, ENTERTAINMENT AND EDUCATION FOR FIRST TIME
         - ROBIN D. RICHARDS TAPPED AS CEO OF NEW U.S.-BASED DIVISION

NEW YORK - NOVEMBER 19, 2001 - Vivendi Universal [NYSE: V; PARIS BOURSE EX FP] announced today the formation of U.S.-based Vivendi Universal Net USA Group, Inc., a new business unit reporting to the company's Paris-based Internet division, Vivendi Universal Net. The company's charter is to consolidate Vivendi Universal's music, games, and educational web sites under a single management structure. The new company will be based in Los Angeles.

Robin D. Richards, who last month was appointed Chairman and Chief Executive Officer of Vivendi Universal's MP3.com, has now been tapped as CEO of Vivendi Universal Net USA. Mr. Richards will report directly to Philippe Germond, CEO of Vivendi Universal Net and a member of the Vivendi Universal Executive Committee.

Web sites under the direction of Mr. Richards will include:

         - MP3.com (www.mp3.com);
         - EMusic.com (www.emusic.com);
         - GetMusic.com (www.getmusic.com);
         - RollingStone.com (www.rollingstone.com);
         - Inside Sessions (www.insidesessions.com);
         - Flipside (www.flipside.com);
         - Uproar (www.uproar.com);
         - Iwin (www.iwin.com);
         - Virtual Vegas (www.virtualvegas.com);
         - The children and parent areas of Education.com (www.education.com);
           and
         - The previously announced MP4 video site

In addition to Vivendi Universal's recently created MP3 Technologies, Vivendi Universal Net USA will also provide certain online applications and infrastructure technologies to promotional sites serving record labels, film makers, studios, games and education.

Commenting on the formation of the new company, Mr. Germond said: "With the formation of Vivendi Universal Net USA, we significantly enhance our potential of bringing world-class content from our business units into close alignment with our Internet organization. From a strategic point of view, this enables us to realize even more synergistic relationships between and among our business units to create more value for our shareholders."

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When complete, the new unit will create one of the most substantial aggregations of media consumers on the Internet - 36.5 million unique monthly visitors (U.S.
only) that consume entertainment and education online.

Commenting on his appointment to the new position, Mr. Richards said: "I am very excited about the prospects that this new company will create for Vivendi Universal and all of its business units. Through the formation of Vivendi Universal Net USA, we'll be able to offer a centralized technological infrastructure for our various content businesses - music, film, games and education - and to create new and lasting one-on-one relationships with our customers."

Mr. Richards continued: "I am also particularly pleased and proud to have the opportunity to work with Doug, Ron and Agnes as they continue to strive to achieve top-tier performance and build world-class content businesses."

Mr. Richards refers to Doug Morris, Chairman and CEO of UNIVERSAL MUSIC GROUP; Ron Meyer, President and Chief Operating Officer of UNIVERSAL STUDIOS; and Agnes Touraine, Chairman and CEO of VIVENDI UNIVERSAL PUBLISHING.

Before he became Chairman and CEO of Vivendi Universal's MP3.com, Mr. Richards served as MP3.com's president and as one of its directors since January 1999. From October 1998 to January 1999, he served as Managing Director of Tickets.com, Inc., an Internet ticketing company. From March 1986 to October 1997, he was a founder and President and Chief Executive Officer of Lexi International, which achieved the status of becoming the largest teleservices and database management company by mid-1991, earning the rare distinction of appearing on two consecutive Inc. 500 Fastest Growing Companies. In addition, Mr. Richards serves as President of The Chase Foundation, which provides millions of dollars to hospitalized and terminally ill children in the Los Angeles area. Mr. Richards holds a Bachelor of Science degree from Michigan State University.

IMPORTANT DISCLAIMER:

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that recently acquired operations will not be integrated successfully; that the synergies expected to be created as a result of recent acquisitions will not materialize; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will be unable to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Investors and security holders are urged to read those documents at the Commission's web site at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal.

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MEDIA RELATIONS CONTACTS:

LAURIE RUBENSTEIN - Vivendi Universal Net USA               917.464.0637
E-mail:  laurie.rubenstein@getmusic.com

ANITA LARSEN - Vivendi Universal (New York Office)          212.572.1118
MIA CARBONELL - Vivendi Universal  (New York Office)        212.572.7556

INVESTOR RELATIONS CONTACT:

EILEEN MCLAUGHLIN - Vivendi Universal (New York Office)     212.572.8961
LAURENCE DANIEL - Vivendi Universal (Paris Office)          011-33-1-71-71-12-33